POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Making bid for Daewoo

Shipbuilding and Marine Engineering Co. without GS Group

¦ EX-99.1

Making bid for Daewoo Shipbuilding and Marine Engineering Co. without GS Group

POSCO disclosed the plan to form a consortium with GS Group to make joint bid for Daewoo Shipbuilding and Marine Engineering Co. on October 10, 2008.

However, GS Group abruptly withdrew its joint bid with POSCO due to its different standpoint over the acquisition terms, and hence, POSCO has determined to make bid for Daewoo Shipbuilding and Marine Engineering Co. without GS Group.

• Date of diclosure related with: October 10, 2008